900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, Texas 78746-5546 PHONE 512.383.5400 FAX 512..338-5499 www.wsgr.com

November 17, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3010

Attention:	Michael McTiernan
Wilson Lee
Adam F. Turk
Jonathan Wiggins

Re:	Bazaarvoice, Inc.

Registration Statement on Form S-1

Filed August 26, 2011

File No. 333-176506

Ladies and Gentlemen:

We are submitting this letter on behalf of Bazaarvoice, Inc. (the “Company”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as a courtesy to the Staff in connection with the Company’s Registration Statement on Form S-1 (File No. 333-176506) (the “Registration Statement”). The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by courier delivery to the Staff a copy of this letter and four marked copies of Amendment No. 3 (against Amendment No. 2 to the Registration Statement filed on October 7, 2011).

If you should have any questions regarding the above or the Registration Statement, please do not hesitate to contact the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,
Professional Corporation

/s/ Paul R. Tobias
Paul R. Tobias

cc:	Brett A. Hurt, Bazaarvoice, Inc.

Bryan C. Barksdale, Bazaarvoice, Inc.

Kenneth R. McVay, Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

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